2330

05041032

SE[illegible] [illegible]IMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response . . . 12.00 | |

SEC MAIL RECEIVED PROCESSING MAR 30 2005 WASH, D.C. 185 SECTION

# ANNUAL AUD[illegible] [illegible]PORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - ~~81858~~ |

8-44373

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seaboard Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

PROCESSED

APR 07 2005

THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park (City) NJ (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony DiGiovanni 973-514-1500
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

75 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068-1697 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

4/6

SD

## OATH OR AFFIRMATION

I, Anthony DiGiovanni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaboard Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORRAINE E NOACK
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 17, 2006

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## SEABOARD SECURITIES, INC.

Index

J.H. COHN LLP
*Your Source for Business Solutions™*

*Accountants & Consultants*

*888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com*

## Report of Independent Public Accountants

To the Board of Directors
Seaboard Securities, Inc.

We have audited the accompanying statement of financial condition of Seaboard Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Securities, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 28, 2005

SEABOARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 744,441 |
| Receivables from clearing organizations | 1,713,631 |
| Securities owned | 372,514 |
| Other assets | 501,825 |
| Total | $3,332,411 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $1,688,760 |
| Securities sold but not yet purchased | 16,999 |
| Total liabilities | 1,705,759 |
| Commitments and contingencies | |
| Stockholders' equity: | |
| Preferred stock; various series; at aggregate redemption value and liquidation preference | 2,365,000 |
| Common stock, at stated value; 15,000 shares authorized; 200 shares issued | 65,200 |
| Additional paid-in capital | 1,377,746 |
| Accumulated deficit | (2,062,094) |
| Less treasury stock, 100 shares of common stock, at cost | (119,200) |
| Total stockholders' equity | 1,626,652 |
| Total | $3,332,411 |

See Notes to Financial Statements.

## SEABOARD SECURITIES, INC.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Revenues: | |
| Commissions | $36,245,911 |
| Gain on principal transactions | 1,019,748 |
| Other income | 61,278 |
| Total | 37,326,937 |
| Expenses: | |
| Compensation and benefits | 30,449,394 |
| Clearing and floor brokerage | 2,549,047 |
| Regulatory fees and expenses | 51,011 |
| Communications | 936,789 |
| Occupancy and equipment rental | 199,018 |
| General and administrative | 3,819,833 |
| Total | 38,005,092 |
| Net loss | $ (678,155) |

See Notes to Financial Statements.

## SEABOARD SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2004

| | Preferred Stock | | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Series A | | Series B | | Series P | | Series S | | Series T | | Series Z | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Treasury Stock | | Total |
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | Shares | Amount | |
| Balance, January 1, 2004 | 28 | $280,000 | 108.5 | $1,085,000 | 5 | $50,000 | | | 10 | $100,000 | 40 | $400,000 | 200 | $65,200 | $1,377,746 | $(1,383,939) | (100) | $(119,200) | $1,854,807 |
| Issuance of preferred stock | | | | | | | 45 | $450,000 | | | | | | | | | | | 450,000 |
| Net loss | — | — | — | — | — | — | — | — | — | — | — | — | — | — | — | (678,155) | — | — | (678,155) |
| Balance, December 31, 2004 | 28 | $280,000 | 108.5 | $1,085,000 | 5 | $50,000 | 45 | $450,000 | 10 | $100,000 | 40 | $400,000 | 200 | $65,200 | $1,377,746 | $(2,062,094) | (100) | $(119,200) | $1,626,652 |

See Notes to Financial Statements.

## SEABOARD SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Operating activities: | |
| Net loss | $(678,155) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 65,855 |
| Changes in operating assets and liabilities: | |
| Receivables from clearing organizations | 436,608 |
| Securities owned | 193,132 |
| Other assets | 178,446 |
| Accounts payable and accrued expenses | (596,700) |
| Securities sold but not yet purchased | (81,388) |
| Net cash used in operating activities | (482,202) |
| Investing activities - purchase of office equipment | (111,508) |
| Financing activities - issuance of preferred stock | 450,000 |
| Net decrease in cash and cash equivalents | (143,710) |
| Cash and cash equivalents, beginning of year | 888,151 |
| Cash and cash equivalents, end of year | $ 744,441 |

See Notes to Financial Statements.

## SEABOARD SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

**Note 1 - Business and summary of significant accounting policies:**

**Business:**

Seaboard Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

**Basis of presentation:**

As shown in the accompanying financial statements, the Company incurred a net loss of $678,155 and incurred a cash deficiency from operating activities of $482,202 during the year ended December 31, 2004, and as of that date, the Company had an accumulated deficit of $2,062,094. In addition, the Company is party to various legal actions and while the Company is vigorously defending itself against these actions, an unfavorable outcome of any of these actions could have a material adverse effect on the Company's financial condition, results of operations, or cash flows. These factors create an uncertainty about the Company's ability to continue as a going concern. Management's plan to fund cash deficiencies, if any, during 2005 will be, as in prior years, to issue preferred stock to its current stockholders. The ability of the Company to continue as a going concern is dependent on the plan's success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Securities transactions and valuations:**

Securities transactions, commission income, and related commission expenses are recorded on a trade-date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable equity securities. Those securities positions and its deposits in money market accounts are valued at market value and unrealized gains and losses are included in results of operations. Realized gains and losses are determined on a first-in, first-out basis.

**Cash equivalents:**

Cash equivalents are investments in money market funds.

**Note 1 - Business and summary of significant accounting policies (concluded):**

**Equipment, furniture and leasehold improvements:**

Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using straight-line and accelerated methods over the estimated useful lives of the assets or term of the lease.

**Income taxes:**

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

**Concentrations of credit risk:**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from clearing organizations consist predominately of commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing broker maintains insurance for amounts in excess of the Federal limits.

**Note 2 - Securities owned and securities sold but not yet purchased:**

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of December 31, 2004 follows:

| | Owned | Sold But Not Yet Purchased |
|---|---|---|
| Marketable securities, at market value: | | |
| Common stocks | $110,929 | $16,999 |
| U.S. Government obligations | 239,314 | |
| Other | 22,271 | |
| Totals | $372,514 | $16,999 |

**Note 3 - Equipment, furniture and leasehold improvements:**

Equipment, furniture and leasehold improvements are included in other assets as of December 31, 2004 and consist of the following:

| | Estimated Useful Life | Amount |
|---|---|---|
| Computer equipment | 5 years | $319,840 |
| Furniture and fixtures | 5-7 years | 24,951 |
| Leasehold improvements | 10 years | 16,369 |
| | | 361,160 |
| Less accumulated depreciation and amortization | | 206,624 |
| Totals | | $154,536 |

**Note 4 - Income taxes:**

At December 31, 2004, deferred tax assets and liabilities attributable to the Company's temporary differences, and a related valuation allowance, were as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Federal net operating loss carryforwards | $455,200 |
| State and city net operating loss carryforwards | 167,800 |
| Total gross deferred tax assets | 623,000 |
| Deferred tax liabilities: | |
| Fixed assets | (56,000) |
| State taxes | (60,000) |
| Total gross deferred tax liabilities | (116,000) |
| Valuation allowance | (507,000) |
| Net deferred tax assets | $ - |

As of December 31, 2004, the Company had net operating loss carryforwards of approximately $1,252,000 for Federal income tax reporting purposes and $2,083,200 for state and local income tax reporting purposes that expire at various dates through 2024. Due to the significant uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded an equivalent valuation allowance. As a result of the increase in the valuation allowance of $190,000 during 2004, there are no credits for income taxes reflected in the accompanying statement of operations to offset the pretax loss.

**Note 5 - Savings plan:**

The Company maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions. No contributions were made by the Company in 2004.

**Note 6 - Commitments and contingencies:**

**Operating leases:**

The Company leases its office space under operating leases that expire through September 2014. Office leases generally require the Company to pay real estate taxes and maintenance costs. In addition, the Company has a sublease for one of its office locations which requires base rent. The sublease expires in October 2007. Minimum future rental commitments under noncancelable leases, net of sublease rental income, in each of the five years subsequent to December 31, 2004 and thereafter are as follows:

| Year Ending December 31, | Leases | Subleases | Total |
|---|---|---|---|
| 2005 | $ 337,664 | $ (75,548) | $ 262,116 |
| 2006 | 347,041 | (75,548) | 271,493 |
| 2007 | 335,486 | (62,957) | 272,529 |
| 2008 | 276,556 | | 276,556 |
| 2009 | 248,374 | | 248,374 |
| Thereafter | 936,573 | | 936,573 |
| Totals | $2,481,694 | $(214,053) | $2,267,641 |

Rent expense under noncancelable operating leases was $167,275 in 2004. Rental income under noncancelable operating leases was $6,295 in 2004.

**Litigation:**

The Company is a party to various legal actions arising in the ordinary course of business related to the Company's brokerage activities. The Company is vigorously defending itself against these actions. The amount of the loss or a range of a possible loss related to these actions cannot not be reasonably estimated. In the opinion of management, an unfavorable outcome of any of these actions could have a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

**Note 6 - Commitments and contingencies (concluded):**

**Litigation (concluded):**

During 2003, the Company entered into a settlement agreement with BNY Brokerage, Inc. ("BNY") with respect to matters involving unauthorized transactions in an "error account" resulting in losses of $1,100,000. The Company paid $1,100,000 to BNY to close the account and BNY assumed $300,000 of those losses to be credited in the form of monthly clearing fee discounts. As of December 31, 2004, the Company has an outstanding receivable balance from BNY of approximately $171,000 which is included in receivables from clearing organizations.

**Note 7 - Financial instruments with off-balance-sheet risk:**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an average aggregate balance of $1,350,977 during December 2004.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

**Note 8 - Net capital requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $951,948, which was $171,948 in excess of its required net capital of $780,000. The Company's net capital ratio was 1.77 to 1.

On February 4, 2004, the NASD advised the Company that certain of the Company's receivables in the approximate amount of $444,000 were not considered allowable assets for net capital purposes as they were not adequately secured. The Company disagrees with the NASD's interpretation of the rules and believes that the receivables were adequately secured and that the Company was in compliance with SEC Rule 15c3-1 as of December 31, 2003.

During December 2003, the President of the Company, also a controlling stockholder, pledged his personal brokerage account maintained with the Company, containing net equity of approximately $1,000,000 to guarantee the aforementioned receivables.

Notwithstanding the Company's position on the matter, on February 6, 2004, in order to eliminate any possible disagreement on this issue with the NASD, $440,000 in cash was contributed to the Company to satisfy the NASD requirement; $200,000 from the pledged brokerage account which was invested in preferred stock in 2004 and $240,000 collected on the aforementioned receivables. The Company believes that it has been and is currently in compliance with all SEC net capital requirements.

**Note 9 - Preferred stock:**

The Company may issue preferred stock in one or more series with the terms and preferences to be determined by the Company's Board of Directors. As of December 31, 2004, the Company was authorized to issue 2,500 shares of Series A preferred stock, 2,500 shares of Series C preferred stock and 10,000 shares of other preferred stock in various series (B, P, T, U and Z). During 2004, the Company issued 45 shares of Series S preferred stock. Each share of Series A, Series B, Series C, Series P, Series T, Series U and Series Z preferred is without par value; is nonvoting; has a redemption price (which is subject to certain adjustments) of $10,000 per share - such redemption is at the option of the Company or holders at any time; has a liquidation preference of $10,000 per share; and does not earn any dividends unless declared by the Company's Board of Directors.

## SEABOARD SECURITIES, INC.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholders' equity | | $1,626,652 |
| Deduct nonallowable assets and charges: | | |
| Receivable from clearing organizations | $171,191 | |
| Other assets | 501,825 | 673,016 |
| Net capital before haircuts on securities positions | | 953,636 |
| Haircuts on securities positions: | | |
| Other - trading and investment securities | 875 | |
| Other - money market funds | 813 | 1,688 |
| Net capital | | $ 951,948 |
| Aggregate indebtedness: | | |
| Total liabilities | | $1,705,759 |
| Less securities sold but not yet purchased | | (16,999) |
| Aggregate indebtedness | | $1,688,760 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $780,000 minimum dollar net capital requirement) | | $ 780,000 |
| Excess of net capital | | $ 171,948 |
| Excess of net capital at 1000% | | $ 783,072 |
| Ratio of aggregate indebtedness to net capital | | 1.77 to 1 |

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2004

| | | |
|---|---|---|
| Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2004: | | |
| Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report | | $1,073,836 |
| Decrease in net capital resulting from changes in: | | |
| Haircuts on securities positions | $ 16,647 | |
| Audit adjustments, net: | | |
| Statement of financial condition reclassifications | (162,221) | |
| Statement of operations changes | 23,686 | (121,888) |
| Net capital per above | | $ 951,948 |
| Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report | | $1,595,501 |
| Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses and statement of financial condition reclassifications | | 93,259 |
| Aggregate indebtedness per above | | $1,688,760 |

See Report of Independent Public Accountants.

**Report of Independent Public Accountants on Internal Control**

To the Board of Directors
Seaboard Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Seaboard Securities, Inc. as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 28, 2005